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                                              Filed by ReliaStar Financial Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      Subject Company: ReliaStar Financial Corp.
                                                     Commission File No. 0-10640

         On February 29, 2000, ReliaStar Financial Corp. and Lexington Global Asset Managers, Inc. jointly issued the following press release:

           ReliaStar to acquire Lexington Global Asset Managers, Inc.

          Deal strengthens international money management capabilities

                                February 29, 2000

MINNEAPOLIS -- ReliaStar Financial Corp. (NYSE: RLR) and Lexington Global Asset Managers, Inc. (NASDAQ: LGAM) announced today that the two companies have signed a definitive agreement for ReliaStar to acquire the New Jersey-based asset management and mutual fund company in a stock-and-cash transaction valued at $47.5 million.

The definitive agreement provides for the purchase price to be allocated in terms of one-third cash and two-thirds in shares of ReliaStar common stock.

Completion of the acquisition is subject to normal closing conditions, including approval by Lexington's shareholders, fund trustees/directors and fund shareholders, and various regulatory approvals. The transaction is expected to close in the second quarter of 2000. ReliaStar said it expects the transaction to be modestly accretive to earnings in the 12 months following the close of the acquisition.

"This acquisition enhances our product line and internal asset management capabilities, adds assets and provides economies of scale," said John G. Turner, ReliaStar chairman and chief executive officer. "Adding Lexington to our existing Pilgrim mutual fund operation supports our stepped-up focus on gathering and managing assets. We're already seeing significant results from the integration of our Northstar mutual fund operation with Pilgrim's last fall, and this transaction represents another step to build on that success."

In October 1999, ReliaStar acquired Pilgrim Capital Corp., an asset management and mutual fund company based in Phoenix, folding its existing Northstar mutual fund operation into Pilgrim's.

"The Lexington acquisition comes at a time when we're experiencing a dramatic increase in sales within our mutual fund operation," said Robert Stallings, Pilgrim chairman and chief executive officer. "Since last September, we've seen sales growth far exceeding our original sales objectives. We're excited to build on this momentum by adding a strong, experienced fund management team that enhances and expands our portfolio management capabilities."

Lexington Global Asset Managers, Inc. is a publicly owned company, and its common stock trades under the symbol LGAM on the NASDAQ National Market System. Lexington offers,
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through its subsidiaries, a variety of asset management and related services to retail investors, institutions and individuals. The Lexington family of mutual funds consists of 13 funds, including several international equity funds. Lexington has approximately $3.6 billion in total assets under management.

"We are enthusiastic about this business combination," said Robert DeMichele, Lexington president and chief executive officer. "It is an outstanding deal for our shareholders, and it provides Lexington with the size to compete effectively. A combination with Pilgrim will allow Lexington to expand its mutual fund, institutional, private account and wrap fee business. It also gives Lexington mutual fund shareholders access to a broad range of mutual fund products with outstanding performance."

Lexington will become part of ReliaStar subsidiary, Pilgrim Capital Corp., which manages, markets and distributes open- and closed-end mutual funds and structured finance products. After the two companies are combined, total assets under management will be approximately $20 billion.

Putnam, Lovell, de Guardiola & Thornton, Inc. acted as the financial advisor to Lexington in the transaction.

ReliaStar Financial Corp. is a Minneapolis-based holding company whose subsidiaries offer individuals and institutions life insurance and annuities, employee benefits products and services, life and health reinsurance, retirement plans, mutual funds, bank products and personal finance education. Based on revenues, ReliaStar Financial is the eighth largest publicly held life insurance holding company in the United States, and its subsidiaries have $35.5 billion in assets under management and life insurance in force of $327.7 billion.

All statements in the report relative to markets for the Company's products and trends in the Company's operations or financial results, as well as other statements including words such as "anticipate," "believe," "expect," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect the Company's ability to sell its products, the market value of the Company's investments and the lapse rate and profitability of the Company's policies; the Company's ability to achieve anticipated levels of operating efficiencies; mortality and morbidity; changes in federal income tax laws that may affect the relative tax advantages of some of the Company's products; and regulatory changes or actions, including those relating to regulation of financial services affecting bank sales and underwriting of insurance products and regulation of the sale, underwriting and pricing of insurance products.



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ReliaStar Media Contact
Arlene Wheaton (612)372-5784


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ReliaStar Investor Contact
Karin E. Glasgow (612) 342-3979


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Lexington Media Contact
Robert DeMichele (201) 712-7700


Additional Information:

Lexington Global Asset Managers, Inc. and ReliaStar Financial Corp. intend to file a definitive proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission. Investors and security holders are advised to read the proxy statement/prospectus for important information concerning the business combination transaction referenced in the foregoing information. Investors may obtain a copy free of charge of the proxy statement/prospectus (when it is available) or other documents filed by Lexington Global Asset Managers, Inc. or ReliaStar Financial Corp. with the SEC at the SEC's website, www.sec.gov. The documents filed with the SEC will also be available free of charge upon written request from ReliaStar Financial Corp. at 20 Washington Avenue South, Minneapolis, Minnesota 55401, Attention: Corporate Secretary, or by calling (612) 372-5432.